POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited consolidated interim financial statements (including the notes thereto) as at and for the three and nine months ended September 30, 2014, 2013 Annual MD&A and 2013 Audited Annual Consolidated Financial Statements and Notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 5, 2014 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance

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should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s third quarter 2014 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

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Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	Scandinavian Airlines EuroBonus
•	Southwest Airlines Rapid Rewards	•	Hilton HHonors
•	British Airways Executive Club	•	Alaska Airlines Mileage Plan
•	Virgin Atlantic Flying Club	•	Saudi Arabian Airlines Alfursan
•	AF-KLM Flying Blue	•	Delta Air Lines SkyMiles
•	Starwood Preferred Guest	•	American Express Membership
•	Hyatt Gold Passport		Rewards
•	US Airways Dividend Miles	•	Lanpass
•	InterContinental Hotels Group

In 2014, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended September 30, 2014 include:

  Quarterly revenue of $61,446, an increase of $7,005 or 13% over the prior year quarter;

  Quarterly gross margin of $10,187, an increase of $1,453 or 17% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 6 for definition and explanation);

  Net income of $1,553, an increase of $408, or 36% over the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $2,603, higher by $273 or 12% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 10 for definition and explanation); and

  As at September 30, 2014, the Corporation has cash and cash equivalents of $55,832 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months		For the nine months
	ended		ended
(In thousands of US dollars, except per	September	September	September	September
share amounts) (unaudited)	30, 2014	30, 2013	30, 2014	30, 2013
Revenue	$61,446	$54,441	$190,148	$133,283
Gross margin[1]	10,187	8,734	29,262	22,802
Other operating costs	7,584	6,404	22,893	18,771
Adjusted EBITDA[2]	2,603	2,330	6,369	4,031
Operating income[3]	2,032	1,577	4,716	1,507
Net income	$1,553	$1,145	$3,216	$1,315
Earnings per share
Basic	$0.10	$0.08	$0.21	$0.09
Diluted	$0.10	$0.07	$0.21	$0.08
Weighted average shares outstanding
Basic	15,405,587	15,244,208	15,391,644	15,209,908
Diluted	15,605,681	15,590,171	15,639,768	15,503,030
Total assets	$87,818	$77,736	$87,818	$77,736
Shareholders' equity	$36,587	$29,837	$36,587	$29,837

1 Gross margin is a non-GAAP financial measure. Refer to page 6 for definition and explanation.
2 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 10 for definition and explanation.

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3 Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

BUSINESS RESULTS AND OUTLOOK

Financial results for the third quarter of 2014 demonstrate the Corporation’s ability to establish new partnerships with leading loyalty programs, build relationships with existing loyalty programs, and execute innovative marketing techniques to drive increases in revenues and profitability.

In the third quarter of 2014, the Corporation generated revenues of $61,446, which represented a 13% increase year-over-year. Similarly, gross margin increased to $10,187, up 17% from the third quarter of 2013. The growth in revenues and gross margin over the prior year is primarily the result of increased transactional activity from new partnerships and products introduced and deployed throughout 2013 and 2014.

In the first half of 2014, the Corporation added to its base of transactional activity with new partner and product deployments, including the launch of new partnerships with Hilton HHonours, Spirit Airlines, and the Etihad Guest program. Execution against the Corporation's new business pipeline continued in the third quarter of 2014. In July, the Corporation successfully launched its core Transfer product for Air France/KLM, allowing Flying Blue program members the ability to Transfer award miles across the Corporation's platform. In addition, the Corporation successfully added Cathay Pacific Asia Miles and Jet Blue TrueBlue to the PointsHound loyalty-based hotel booking service, which is proving to be a robust channel for increasing loyalty program member engagement and driving additional revenues to participating loyalty programs.

These new partner and product launches translated into increased loyalty consumer activity in the third quarter of 2014. On a year-over-year basis, both points and miles transacted and number of transactions increased 25% and 24%, respectively. This growth is a reflection of the Corporation's success in deepening its understanding of offers that appeal to loyalty program members and translating this into more meaningful consumer awareness and promotional activity throughout the year.

The Corporation’s recent success has allowed it to spend portions of its in-year profitability toward significant opportunities in the loyalty market. To this end, the Corporation has committed to an investment strategy in 2014. The strategy calls for investments that are focused on modernizing and advancing the Corporation’s core technology infrastructure and capabilities, renewing customer related products, including its proprietary portal www.points.com and the recently acquired PointsHound loyalty-based hotel booking service. As well, investments in 2014 targeted knowledge in the area of customer analytics and growing business development resources that are focused on expanding the Corporation's presence internationally and in business verticals outside of the travel sector.

Management is committed to executing on its investment initiative while balancing the need to demonstrate continued growth. In respect of this, the Corporation succeeded on both of these objectives in the third quarter of 2014. Third quarter Adjusted EBITDA was $2,603, a 12% increase over the third quarter of 2013. Similarly, net income increased 36% on a year over year basis to $1,553. Increases in Adjusted EBITDA and net income were largely due to gross margin growth outpacing investment levels.

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Revenue from new partner and product launches in 2014 continues to build on the foundation of activity from prior periods and will be an important driver of revenues and gross margin for the remainder of 2014. In addition, Management has maintained its focus on driving growth from existing partners and products. Year to date revenue from the Corporation's existing partners and products increased approximately 10% year-over-year through improved marketing and promotional activities. Notwithstanding this growth, the Corporation has experienced softness from the sale of certain European based loyalty partners reward currencies, largely due to the broader economic concerns of the region and increased competition in the European airline industry.

While Management remains cautious on the overall near-term performance of its existing business in Europe, the Corporation expects full year financial performance to meet its 2014 guidance and expects to generate growth in revenues, gross margin and Adjusted EBITDA. Additionally, Management remains focused on long term growth and will continue to reinvest a portion of its incremental profitability in key initiatives which are focused on broader opportunities in the loyalty industry.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

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	For the three months		For the nine months
	ended		ended

(In thousands of US dollar)	September	September 30,	September	September
(unaudited)	30, 2014	2013	30, 2014	30, 2013
Principal revenue	$58,787	$52,479	$182,857	$126,970
Other partner revenue	2,640	1,947	7,232	6,274
Interest revenue	19	15	59	39
Total revenue	61,446	54,441	190,148	133,283

Direct cost of principal revenue	51,259	45,707	160,886	110,481
Gross margin[1]	$10,187	$8,734	$29,262	$22,802
Gross margin %[2]	17%	16%	15%	17%

1 Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 6 for definition and explanation.
2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

The Corporation generated revenue of $61,446 for the three months ended September 30, 2014, an increase of $7,005 or 13% over the same quarter of 2013. The increase in revenues over the prior year period is primarily attributable to the launch of new partnerships and products throughout the course of 2013 and 2014. Similarly, revenue for the nine month period ended September 30, 2014, increased $56,865 or 43% over the comparable prior year period, and was largely impacted by incremental revenues provided from new partners and products launched over the last twelve months, as well as organic growth from the Company’s existing partnership base.

Principal revenue for the third quarter of 2014 was $58,787, an increase of $6,308 or 12% over the third quarter of 2013. Principal revenue for the nine month period ended September 30, 2014 increased $55,887 or 44% over the comparable prior year period. The increase in principal revenue over the prior year quarter is primarily a result of the new partners launched in 2013 and 2014. New partnerships launched over this period include the Corporation's core Buy, Gift, and Transfer programs with Southwest’s Rapid Rewards members in 2013 and with Hilton HHonors members in the second quarter of 2014. Revenue growth is dependent on various factors, including the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns and channels initiated by the Corporation to generate incremental revenues.

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Other partner revenue for the third quarter of 2014 was $2,640, higher by $693 or 36% from the third quarter of 2013. The year-over-year increase was largely due to increased activity with existing partnerships as well as an increase in revenues from new partnerships.

Gross margin for the third quarter of 2014 was $10,187, an increase of $1,453, or 17%, from the prior year quarter. The increase in gross margin dollars was largely driven by incremental transactions coming from principal partnerships launched during 2013 and 2014, as well as organic growth within the existing partnership base. Gross margin percentage moved from 16% in the third quarter of 2013 to 17% in the third quarter of 2014. The increase in gross margin percentage was impacted by the relative mix of principal and other partner revenues, as well as the Corporation’s marketing efforts which were more heavily weighted toward higher margin activities. On a year to date basis, gross margin for the nine months ended September 30, 2014 increased $6,460 or 28% over the comparable prior year period.

ONGOING OPERATING COSTS

	For the three months		For the nine months
	ended		ended

(In thousands of US dollars)	September	September	September		September
(unaudited)	30, 2014	30, 2013	30, 2014		30, 2013
				$
Employment costs	$5,584	$4,864	$17,240		13,733

Marketing and communications	523	267	1,049		843

Technology services	308	214	807		772
Operating expense	1,169	1,059	3,797		3,423
Total ongoing operating costs	$7,584	$6,404	$22,893		$18,771

Ongoing operating costs are predominantly cash-based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the third quarter of 2014 were $7,584, an increase of $1,180, or 18%, from the third quarter of 2013. For the nine months ended September 30, 2014, ongoing operating costs increased $4,122 or 22% versus the comparable prior year period.

The increase in ongoing operating costs over the prior year period was primarily attributable to the Corporation’s investment strategy. This strategy represents a departure from its historic pattern of spending to maintain and grow current business activity. Instead, this strategy involves spending to improve technological infrastructure and development of new products that are not anticipated to yield revenue and gross margin in 2014. The investment spend comprises an increase in employment costs related to increased product and technology headcount and higher operating expenses, as discussed below.

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Employment Costs

Employment costs include salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $5,584 in the third quarter of 2014 increased $720, or 15%, from the third quarter of 2013. For the nine months ended September 30, 2014, employment costs increased $3,507 or 26% from the comparable prior year period.

The increase in employment costs over the prior year periods was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 142 in the third quarter of 2013 to 178 in the third quarter of 2014. Headcount additions made over the last twelve months were focused on key areas of the business, and were largely in line with the Corporation’s investment strategy. The investments made throughout 2014 were primarily focused on increasing product and technical resources to develop and advance the Corporation’s core technology infrastructure, develop the Corporation’s consumer related products, better understand customer behaviour and the use of customer analytics, and increase revenues from new verticals and international markets. The Corporation will continue to make strategic headcount investments for the balance of 2014 in these areas as it executes its long term strategic objectives. Employment costs are expected to remain at third quarter levels to end the year.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing costs for the third quarter of 2014 increased $256 or 96% from the third quarter of 2013. For the nine months ended September 30, 2014, marketing and communications costs increased $206 or 24% versus the comparable prior year periods. This increase from the prior periods is primarily due to increased loyalty partner engagement activities in fiscal 2014, including a partner conference, increased marketing research costs, and higher advertising costs. The Corporation expects that the marketing and communications spend will increase marginally in the fourth quarter.

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for the third quarter of 2014 increased $94 or 44% from the third quarter of 2013. The increase from the prior quarter is primarily attributable to the timing of IT system maintenance activities as well as additional software license costs. For the nine months ended September 30, 2014, technology costs increased $35 or 5% from the comparable prior year period. Technology services expenditures are expected to remain at third quarter levels to the end of the year.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the third quarter of 2014 were $1,169, an increase of $110, or 10% from the third quarter of 2013. The increase from the third quarter of 2013 was primarily related to higher travel costs related to international business development activities. For the nine months ended September 30, 2014, operating expenses increased $374 or 11% from the prior year period. The increase from the prior year period was mainly driven by higher consulting and professional service costs attributable to the acquisition of Accruity Inc. in 2014, as well as higher travel costs that are mostly attributable to international business development activities. Operating expenses are expected to increase marginally in the fourth quarter.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months			For the nine months
	ended			ended

(In thousands of US	September	September		September		September
dollars)(unaudited)	30, 2014	30, 2013		30, 2014		30, 2013
Net Income	$1,553	$1,145		$3,216		$1,315
Interest and other income	-	-		(5)		-
Income tax expense (recovery)	479	432		1,505		192
Depreciation and Amortization	481	803		1,569		2,570
Foreign exchange loss (gain)	90	(50)		84		(46)
Adjusted EBITDA[1]	$2,603	$2,330		$6,369		$4,031
			$		$
Gross Margin	$10,187	$8,734		29,262		22,802
Adjusted EBITDA[1] as a % of Gross Margin	26%	27%		22%		18%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 10 for definition and explanation.

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For the quarter ended September 30, 2014, the Corporation’s Adjusted EBITDA was $2,603, an increase of $273 or 12% from the third quarter of 2013. For the nine months ended September 30, 2014, Adjusted EBITDA of $6,369 increased $2,338 or 58% over the comparable prior year period, largely due to the growth in gross margin from new partnerships launched in 2013 and 2014, and growth from existing partnerships being accretive to Adjusted EBITDA.

Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by Management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the three months ended September 30, 2014, Adjusted EBITDA as a percentage of gross margin was 26%, down slightly from 27% in the prior year quarter, and largely due to the additional investment spend by the Corporation in 2014. For the nine months ended September 30, 2014, Adjusted EBITDA as a percentage of gross margin was 22%, up from 18% in the comparable prior year period. The increase was largely due to increases in gross margin from the Corporation's core business outpacing incremental investment spend during the year, which is primarily focused on longer term growth not expected to yield revenue and gross margin growth in 2014.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months			For the nine months
	ended			ended

(In thousands of US dollars)	September		September	September	September
(unaudited)	30, 2014		30, 2013	30, 2014	30, 2013
Depreciation and amortization	$481		$803	$1,569	$2,570

Foreign exchange loss (gain)	90		(50)	84	(46)
Interest and other charges	-		-	(5)	-
Income tax expense (recovery)	479		432	1,505	192
		$
Total	$1,050		1,185	$3,153	$2,716

Depreciation and Amortization Expense

Depreciation and amortization expense in the third quarter of 2014 decreased $322, or 40%, from the third quarter of 2013. For the nine months ended September 30, 2014, depreciation and amortization expense decreased $1,001 or 39% over the comparable prior year period. The decrease in expense from prior periods is due to certain assets being fully amortized during 2013.

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Foreign Exchange (“FX”) Gain / Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. The net effect after translating the balance sheet accounts is recorded in the consolidated interim statement of comprehensive income (loss) for the period.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the third quarter of 2014 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended September 30, 2014, the Corporation reclassified a loss of $102, net of tax, from other comprehensive loss into net income. The cash flow hedges were effective for accounting purposes at September 30, 2014. Realized losses from the Corporation’s hedging activities, in 2014, were driven by the appreciation of the U.S. dollar.

For the quarter ended September 30, 2014, the Corporation recorded a foreign exchange loss of $90 compared with a foreign exchange gain of $50 in the third quarter of 2013, primarily driven by a depreciation of the US dollar resulting in realized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. In the second quarter of 2014, a deferred tax liability, of $321, associated with the intangible assets acquired in the Accruity Inc. acquisition, was recognized as at the acquisition date. The Corporation recorded an income tax expense of $479 for the quarter ended September 30, 2014. Income tax expense was $1,505 for the nine months ended September 30, 2014. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated taxable income in the third quarter of 2014 and for the first nine months of 2014. Income tax expense was slightly offset by a reduction of the deferred tax liability in the second and third quarter of 2014.

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NET INCOME AND EARNINGS PER SHARE

	For the three months		For the nine months
	ended		ended
(In thousands of US dollars, except	September	September	September	September
per share amounts) (unaudited)	30, 2014	30, 2013	30, 2014	30, 2013
Net income	$1,553	$1,145	$3,216	$1,315

Earnings per share
Basic	$0.10	$0.08	$0.21	$0.09
Diluted	$0.10	$0.07	$0.21	$0.08

The Corporation reported net income of $1,553 for the quarter ended September 30, 2014 compared with a net income of $ 1,145 for the quarter ended September 30, 2013. Net income for the nine months ended September 30, 2014 of $3,216, from $1,315 for the comparable prior year period. The increase from the prior periods was impacted by higher gross margin dollars from principal partnerships launched over the last twelve months, as well as incremental contributions to gross margin dollars from existing partnerships. These increases were partially offset by an increase in employment costs driven by an increase in FTEs as well as higher operating costs.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,405,587 common shares for the quarter ended September 30, 2014, compared with 15,244,208 common shares for the quarter ended September 30, 2013. The Corporation reported basic earnings per share of $0.10 and diluted earnings per share of $0.10 for the third quarter of 2014 compared with basic earnings per share of $0.08 and diluted earnings per share of $0.07 for the third quarter of 2013.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	Sep 30,	Dec 31,
(In thousands of US dollars)	2014	2013
(unaudited)
Cash and cash equivalents	$55,832	$64,188
Restricted cash	1,587	1,602
Funds receivable from payment processors	6,829	9,071
Accounts receivable	1,799	1,401
Prepaid expenses and other assets	2,574	2,210
Total current assets	$68,621	$78,472
Property and equipment	1,838	2,092
Intangible assets	2,954	1,855
Goodwill	4,299	2,580
Deferred tax assets	4,395	5,966
Long-term investment	5,000	3,500
Other assets	711	547
Total non-current assets	$19,197	$16,540

Accounts payable and accrued liabilities	5,160	4,783
Payable to loyalty program partners	44,394	56,111
Current portion of other liabilities	1,085	1,134
Total current liabilities	$50,639	$62,028
Total non-current liabilities	$592	$437
Total shareholders’ equity	$36,587	$32,547

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Cash and cash equivalents

The Corporation’s cash and cash equivalent balance decreased $8,356 primarily due to the Corporation completing its final tranche investment in China Rewards in the amount of $1,500, the acquisition of Accruity Inc. in the second quarter of 2014 with cash consideration of $1,511, an increase in capital expenditures throughout 2014, and changes in certain balances during the period which were mainly attributable to the timing of receipt of payments from select partners’ promotional activities and the timing of payments to loyalty partners’ related promotional activities.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $2,242, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors.

Intangible assets

The Corporation’s intangible assets balance increased $1,099, and was primarily driven by additional software development costs capitalized in 2014 and the intangible asset recognized on the acquisition of Accruity Inc. in the amount of $731.

Goodwill

The Corporation’s goodwill balance increased $1,719, and this was related to goodwill that arose on the acquisition of Accruity Inc. on April 22, 2014.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $1,571, which was primarily attributable to the Corporation generating taxable income in the first nine months of 2014.

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Long-term investment

The Corporation’s long-term investment balance increased $1,500 and this was related to the Corporation’s final tranche payment to China Rewards during the period. The Corporation has fully funded its commitment in China Rewards, and no further payments are required.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance decreased $11,717, which is attributable to the timing of payments made to loyalty partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners. Revenues generated in the final two months of 2013, that are typically higher as a result of promotional activities at the end of the calendar year, are not payable until the beginning of 2014.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	September 30	December 31	September 30
(In thousands of US dollars)
(unaudited)	2014	2013	2013
Cash and cash equivalents	$55,832	$64,188	$50,875
Restricted cash	1,587	1,602	1,615
Funds receivable from payment processors	6,829	9,071	6,362
Total funds available	64,248	74,861	58,852
Payable to loyalty program partners	44,394	56,111	42,684
NET OPERATING CASH[1]	$19,854	$18,750	$16,168

Total current assets	68,621	78,472	61,938
Total current liabilities	50,639	62,028	47,398
WORKING CAPITAL	$17,982	$16,444	$14,540

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2014, the Corporation continues to remain debt-free with $19,854 of net operating cash (December 31, 2013 – $18,750). Net operating cash increased $1,104 from December 31, 2013 primarily due to Adjusted EBITDA of $6,369 generated in the related nine-month period ended September 30, 2014, and partially offset by the investment in China Rewards in the amount of $1,500, purchase of Accruity Inc. with cash consideration paid in the amount of $1,511, capital asset and intangible asset additions made during the period, and changes in other working capital balances.

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The Corporation’s working capital (defined as current assets minus current liabilities) was $17,982 at September 30, 2014 compared to working capital of $16,444 as at December 31, 2013. Working capital increased primarily due to Adjusted EBITDA generated during the year, offset by the investment in China Rewards, and purchase of Accruity Inc. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The change in cash and cash equivalents is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online.

Sources and Uses of Cash

	For the three months		For the nine months
	ended		ended

(In thousands of US dollars)	September	September	September	September
(unaudited)	30, 2014	30, 2013	30, 2014	30, 2013
Operating activities	$(3,791)	$4,766	$(3,533)	$8,060
Investing activities	(563)	(318)	(4,694)	(2,156)
Financing activities	25	240	(619)	15
Effects of exchange rates	547	(459)	490	(152)
Change in cash and cash equivalents	$(3,782)	$4,229	$(8,356)	$5,767

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In the third quarter of 2014, the Corporation experienced a decrease in cash inflows primarily due to the timing of payments to loyalty partners, which was partially offset by incremental Adjusted EBITDA earned during the current year.

Cash flows from operating activities decreased $8,557 from the prior year quarter, and decreased $11,593 on a year-to-date basis, and this was mainly due to the timing of payment to payments to loyalty partners, offset by the receipt of payments from payment processors and incremental Adjusted EBITDA earned during the current year.

Investing Activities

Cash used in investing activities increased $245 from the prior year quarter, and $2,538 on a year-to-date basis. In the third quarter of 2014, the Corporation continued to invest in the development of new products and its open platform strategy. On a year-to-date basis, cash flows used in investing activities increased $2,538, primarily due to the Corporation’s final tranche payment in China Rewards in the amount of $1,500, the purchase of Accruity Inc. with cash consideration paid in the amount of $1,511, as well as additions to intangible assets that were in line with the Corporation’s strategy to build its technological capabilities.

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As the Corporation continues to develop innovative loyalty products and advance its open platform strategy, it expects to add technology resources in this area, and will fund these expenditures as well as other capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities for the three and nine month periods ended September 30, 2014, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. The change in cash flows from financing activities is largely driven by the timing of stock option exercise, and head-count additions and departures which will impact the number of shares purchased from the open market. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+

Operating leases(1)	$2,189	$828		$779	$564	$18	$-
Principal revenue(2)	192,715	31,690		104,410	56,365	250	-
	$194,904	$32,518		$105,189	$56,929	$268	$-

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.
(3) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of miles/points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $1,400 on the balance sheet representing mileage inventory as part of prepaid and other assets and related to one revenue guarantee that was not met in 2013. This inventory will be drawn down after the Corporation has met its 2014 revenue guarantee requirement.

Transactions with Related Parties

The Corporation has entered into an agreement with a company whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the nine month period ending September 30, 2014 was $109. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 108,435 shares.

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Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 4, 2014 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	February 11, 2015	31,521	5.00
Options	March 22, 2015	72,893	4.60
Options	May 21, 2015	4,021	5.30

Total		108,435

OUTSTANDING SHARE DATA

As of November 4, 2014, the Corporation has 15,410,525 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 547,456 common shares. The options have exercise prices ranging from $4.60 to $30.84 with a weighted average exercise price of $9.87. The expiration dates of the options range from February 11, 2015 to September 29, 2019.

The following table lists the common shares issued and outstanding as at November 4, 2014 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,410,525
Convertible Securities: Share options	547,456	CAD$ 8,398,571
Common Shares Issued & Potentially Issuable	15,957,981	CAD$ 8,398,571
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	457,998

(1) The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

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SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic	Diluted
		Net income	earnings	earnings
Three month period ended	Total	(loss)	(loss) per	(loss) per
	Revenue		share	share
September 30, 2014	$61,446	$1,553	$0.10	$0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03
December 31,2013	69,087	2,291	0.15	0.15
September 30, 2013	54,441	1,145	0.08	0.07
June 30 , 2013	41,924	218	0.01	0.01
March 31, 2013	36,918	(48)	(0.00)	(0.00)
December 31, 2012	40,803	5,638	0.37	0.37

As a leader and global provider of e-commerce solutions for the loyalty rewards industry, the Corporation has been successful in working with loyalty partners around the world to provide growing value to loyalty program participants. Over the course of the last ten years, the Corporation has secured relationships with new loyalty programs, and has been continuously developing its understanding of loyalty membership needs to find new ways of growing transactional business activity. Through the use of direct marketing techniques, and becoming more knowledgeable about the timing of when loyalty program promotional activities are most beneficial to program members, the Corporation has been successful in experiencing year-over-year growth in transaction levels and revenues. The increase in these metrics is also driven by the addition of new partnerships, and if the Corporation continues to add new members to its network while also maintaining its relationships and performance with existing partners, it may see continued growth in transaction levels and revenues. Increases in both transaction levels as well as revenues could drive higher overall profitability, while decreases in both transaction levels as well as revenues could drive lower overall profitability. The Corporation will continue to focus on increasing revenues and transaction levels, as well as increase resources in the areas of business development, technology advancement, and marketing intelligence.

The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year and the level of marketing activities held with members of loyalty programs during the year. Historically, in the absence of any new partner or products launched, and in the absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In the absence of any new partner or products launched, revenue in the second and third quarters will be impacted by the level of marketing activity carried out with loyalty program members. Revenues for the second quarter of 2014 were the highest in the Corporation’s history, and this was the outcome of partnerships launched in 2013 and 2014, as well as successful marketing techniques carried out with loyalty members that resulted in an increase in transactional levels.

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Net income of the Corporation is a result of revenues generated in each quarter and is dependent on the launch of new partners and products, marketing and promotional activity carried out with program members, as well as changes in on-going operating expenses. Over the last two fiscal years, the Corporation has been focussing on its objectives of developing its open-platform strategy, making additional investments in marketing, as well as increasing resources in the area of business development. The headcount additions in these related areas have increased employment expenses, and to some degree, have also translated to higher operating expenses. Beginning in the third quarter of 2013, the increased cost associated with head-count additions and operating expenses has been offset by increases in incremental gross margin primarily from the new partner launches. The first quarter of each year since 2013 has been lower than other quarters, and this is largely due to performance based payments made in this quarter. While the increase in net income compared to prior periods is not necessarily indicative of net income to be seen in future periods, it is a reflection of the Corporation’s return on investments made throughout 2013 and 2014.

For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition is not expected to repeat in future periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied in 2013 and 2014, and is expected to appear in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2013. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements are listed below:

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

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1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs. The standard is effective for annual periods beginning on or after January 1, 2017.

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2013. There have been no changes during the quarter ended September 30, 2014.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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